March 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Dell Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended February 1, 2013, which was filed with the U.S. Securities and Exchange Commission on March 12, 2013.

Respectfully submitted,

DELL INC.

/s/ Janet Wright

Janet Wright

Vice President – Corporate, Securities & Finance Counsel and Assistant Secretary

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